SE [barcode])N

18007363

SEC Mail Processing Section

MAR 01 2018

Washington DC 408

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SEC FILE NUMBER
8-48744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Citizens Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Legacy Place
(No. and Street)

Dedham	**Massachusetts**	**02026**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Carvalho **(401) 477-1649**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

200 Berkeley Street	**Boston**	**Massachusetts**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

8/8/18

RMS

CITIZENS SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Citizens Financial Group, Inc.)

OATH OR AFFIRMATION

I, **Kevin Carvalho**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Citizens Securities, Inc.** as of and for the year ended December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]

Signature

Principal Financial Officer

Title

[signature]

Notary Public

Valerie Nihill
Notary Public, State of Rhode Island
My Commission Ends on 10/13/2021

X-A

Citizens
Securities, Inc.

February 28, 2018

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To whom it may concern:

Pursuant to SEC Rule 15c3-3, Citizens Securities, Inc. (SEC# 8-48744) has provided our exemption report as well as the review report provided by our independent public accountant.

If you have any questions, please contact me at 401-477-1649.

Sincerely,

Kevin J. Carvalho
Director of Accounting
Citizens Securities, Inc.

Citizens Securities, Inc.

Exemption Report

Citizens Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed the exemptions below from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:

a. (2)(i) - Provided to broker dealers who carry no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activiries as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Citizens Securities, Inc."; and

b. (2)(ii) - An introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period of January 1, 2017 through December 31, 2017 with the following exceptions: (1) 8,317 customer payments for security purchases were not transmitted to the clearing firm or investment carrier, by noon the following business day, after receipt by Company representatives and (2) the Company effectuated all financial transactions between the Company and its customers through specially designated bank accounts at Citizens Bank, N.A., which is the Company's parent. A remote check deposit solution was implemented in 2017 to address the check exceptions.

Citizens Securities, Inc.

I, Kevin Carvalho, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
FINOP and Director of Accounting

February 27, 2018

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Citizens Securities, Inc.
770 Legacy Place
Dedham, Massachusetts 02026

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Citizens Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2018